UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies pieces of news in the media

—

Rio de Janeiro, March 12, 2024 – Petróleo Brasileiro S.A. – Petrobras, regarding the article "Presentation to analysts in NY would have signaled payment of dividends by Petrobras", published in Valor, clarifies that the company did not promise or signal any indication of extraordinary dividends at the event held with analysts and investors on 01/30/2024 and 01/31/2024.

Petrobras seeks to be transparent about its governance and decision-making processes so that investors can make their analyses and reach their conclusions, in line with best market practice, which was the aim of the event.

The presentations made at the event, which did not contain any material information not previously disclosed, were published on the company's website and filed with the Brazilian Comissão de Valores Mobiliários (CVM) and the Securities and Exchange Commission (SEC), in accordance with Petrobras' usual practice, and lasted two days, dealing with various topics, such as E&P, Refining, Logistics, Engineering, Governance, Diversity and Anti-Harassment, as well as Financial Strategy.

The Company clarifies that meetings with analysts and investors are held in the normal course of its activities and that it does not disclose material non-public information at such events.

Finally, the Company reinforces its commitment to compliance with applicable governance practices and procedures.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer